                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          MEDICUS SYSTEMS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  58469K 10 7
                                 (CUSIP Number)

                             QuadraMed Corporation
                     80 E. Sir Francis Drake Blvd., Ste. 2A
                           Larkspur, California 94939
                                 (415) 461-7725
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                November 9, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 58469K 10 7                                       Page 2 of 10 Pages
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               QUADRAMED CORPORATION

2              CHECK THE APPROPRIATE BOX IF A MEMBER
               OF A GROUP*                                              (a) [ ]
                                                                        (b) [ ]
3              SEC USE ONLY

4              SOURCE OF FUNDS*

               WC
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


                                7         SOLE VOTING POWER
               NUMBER OF                  3,111,105
               SHARES
               BENEFICIALLY     8         SHARED VOTING POWER
               OWNED BY                   None
               EACH
               REPORTING        9         SOLE DISPOSITIVE POWER
               PERSON                     3,111,105

                               10         SHARED DISPOSITIVE POWER
                                          None

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,111,105
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               56.7%
14             TYPE OF REPORTING PERSON*

               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13D

CUSIP NO. 58469K 10 7                                      Page 3 of 10 Pages
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Item 1.  Security and Issuer

        The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Medicus Systems Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is One Rotary Center, Suite 1111, Evanston, Illinois, 60201.

Item 2.  Identity and Background

        The person filing this Statement is QuadraMed Corporation, a Delaware corporation ("QuadraMed"). The business address of QuadraMed is 80 E. Sir Francis Drake Blvd., Ste. 2A, Larkspur, California 94939. As of the date hereof, QuadraMed's primary business is the development, marketing and sale of software products and services for health care providers and payors. During the last five years, QuadraMed has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        This statement relates to QuadraMed's November 9, 1997 purchase from certain stockholders of the Company of 3,111,105 Shares of the Company's Common Stock for a purchase price of $7.50 per share together with a warrant entitling the selling stockholders to acquire 0.3125 shares of QuadraMed Common Stock for each share of the Company's Common Stock sold. This purchase gives QuadraMed deemed beneficial ownership of 3,111,105 of the 5,487,971 outstanding Shares, thus triggering this reporting requirement. QuadraMed used its working capital to make this purchase.

Item 4.  Purpose of Transaction

        QuadraMed purchased the securities of the Company as described herein pursuant to a two step merger transaction in which a wholly owned subsidiary of QuadraMed will be merged with and into the Company. In the first step, QuadraMed purchased 3,111,105 Shares of the Company's Common Stock from certain stockholders of the Company, which shares represent 56.7% of the total outstanding shares of the Company's Stock. In the second step, a wholly owned subsidiary of QuadraMed will be merged, subject to the approval of the stockholders of the Company, with and into the Company pursuant to an Agreement and Plan of Reorganization.

                                  SCHEDULE 13D

CUSIP No. 58469K 10 7                                         Page 4 of 10 Pages
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        (a)(i) As of the date of this Statement, QuadraMed is the beneficial owner of 3,111,105 Shares of Company Common Stock, or approximately 56.7% of the outstanding Shares (based upon a total of 5,487,971 Shares of Common Stock outstanding as of November 7, 1997, as advised by the Company).

                                  SCHEDULE 13D

CUSIP No. 58469K 10 7                                         Page 5 of 10 Pages
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     (b) QuadraMed has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above.

     (c)(i) Other than described herein, QuadraMed has not, during the past 60 days, effected any transaction with respect to the shares.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     QuadraMed has entered into the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Company:

     Stock Purchase Agreements: QuadraMed entered into Stock Purchase
Agreements with certain stockholders of the Company (the "Selling
Stockholders") pursuant to which the Selling Stockholders agreed to sell and QuadraMed agreed to purchase amounts of Company Common Stock designated by the Selling Stockholders. In consideration for the transfer of the shares to QuadraMed, QuadraMed agreed to pay to the Selling Stockholders $7.50 per share, in cash, without interest, together with a warrant (the "Warrant") entitling the Selling Stockholders to acquire 0.3125 shares of QuadraMed Common Stock for each share of the Company Common Stock sold. The Warrant entitles the Selling Stockholders to purchase QuadraMed Common Stock at a price of $24.00 per share, on the terms set forth in the Warrant. The shares of QuadraMed Common Stock issuable upon exercise of the Warrant will be registered with the Securities and Exchange Commission, as would the shares to be issued in the merger described below. As part of this transaction, QuadraMed also requested that the Selling Stockholders grant an Irrevocable Proxy to QuadraMed with respect to the shares of Company Common Stock the Selling Stockholders agreed to sell. A form of Stock Purchase Agreement, including Appendix A and B thereto (Form of Warrant and Form of Irrevocable Proxy, respectively) is attached hereto as Exhibit (a).

     Promissory Note: In lieu of the cash payment described above, QuadraMed delivered to William G. Brown, a Selling Stockholder, a promissory note in the amount of One Million Six Hundred Twenty Thousand Seventy-Five Dollars ($1,620,075) in exchange for Mr. Brown's transfer to QuadraMed of 216,010 shares of Company Common Stock. A form of Promissory Note is attached hereto as Exhibit (d).

     Agreement and Plan of Reorganization: Simultaneously with the execution of the Stock Purchase Agreements, QuadraMed and the Company entered into an Agreement and Plan of Reorganization dated as of November 9, 1997 pursuant to which a wholly owned subsidiary of QuadraMed will be merged, subject to the approval of the stockholders of the Company, with and into the Company (the "Merger"). At the effective time of the Merger, each remaining stockholder of the Company based upon the election of each such stockholder will exchange all outstanding shares of Company Common Stock for any of (i) a cash payment of $7.50 per share of Company Common Stock, (ii) 0.3125 shares of QuadraMed Common Stock per share of Company Common Stock sold, (subject to adjustment in accordance with the Agreement) or (iii) a combination of QuadraMed Common Stock and cash. In addition, all stock options previously issued by the Company and outstanding at the time of the Merger will be assumed by QuadraMed at an exchange ratio of 0.3565 shares of QuadraMed Common Stock for each share of Company Common Stock subject to such options. In no event, shall the aggregate number of shares of QuadraMed Common Stock which QuadraMed is obligated to issue
(1) upon the exercise of Warrants and (2) in exchange for outstanding shares of Company Common Stock exceed a total of 1.8 million shares. The Agreement and Plan of Reorganization is attached hereto as Exhibit (e).

     Proxies: In connection with the Merger, Patrick Sommers and Richard C. Jelinek, option holders of the Company, granted Irrevocable Proxies to QuadraMed with respect to 643,000 shares of Company Common Stock which are issuable upon exercise of outstanding options to purchase Company Common Stock owned by them (the "Option Shares"). Pursuant to the proxies, QuadraMed is empowered to exercise all voting and other rights with respect to the Option Shares as it deems proper in respect of any matter at a meeting of stockholders, or any written consent in lieu of a meeting of stockholders. QuadraMed does not have the authority, however, to force the exercise of the options to purchase the 643,000 shares of Company Common Stock. The Irrevocable Proxies granted by Messrs. Sommers and Jelinek are attached hereto as Exhibits (f) and (g), respectively.

                                  SCHEDULE 13D

CUSIP No. 58469K 10 7                                         Page 6 of 10 Pages
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Item 7. Material to Be Filed as exhibits

     The following documents are filed herewith as exhibits to this statement:

     (a) Form of Stock Purchase Agreement dated as of November 9, 1997 by and among QuadraMed and certain stockholders of Medicus Systems Corporation.


     (b) Form of Stock Purchase Warrant dated November 9, 1997, issued to certain stockholders of Medicus Systems Corporation (included as Appendix A to Exhibit (a)).

     (c) Form of Irrevocable Proxy dated November 9, 1997 from certain stockholders of Medicus Systems Corporation appointing QuadraMed as attorney and proxy with respect to shares of Medicus Systems Corporation Common Stock sold to QuadraMed Corporation (included as Appendix B to Exhibit (a)).

     (d) Form of Promissory Note dated November 10, 1997 entered into by QuadraMed Corporation, as payor and William G. Brown, as payee.

     (e) Agreement and Plan of Reorganization dated as of November 9, 1997 by and among QuadraMed Corporation and Medicus Systems Corporation.

     (f) Irrevocable Proxy dated November 9, 1997 from Patrick Sommers, as an option holder of Medicus Systems Corporation, appointing QuadraMed as attorney and proxy with respect to certain shares of Medicus Common Stock.

     (g) Irrevocable Proxy dated November 9, 1997 from Richard Jelinek as an option holder of Medicus Systems Corporation, appointing QuadraMed as attorney and proxy with respect to certain shares of Medicus Common Stock.

                                  SCHEDULE 13D

CUSIP No. 58469K 10 7                                              Page 7 of 10
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        QUADRAMED CORPORATION

                                        By: /s/ KEITH M. ROBERTS
                                           ----------------------------
                                           Keith M. Roberts
                                           Vice President and
                                           General Counsel


Date:  11/18/97

                                  SCHEDULE 13D

CUSIP No. 58469K 10 7                                         Page 8 of 10 Pages
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                                 EXHIBIT INDEX

          Exhibit
          -------
99.1      Stock Purchase Agreement dated as of
          November 9, 1997 by and among
          QuadraMed Corporation and certain
          Stockholders of Medicus Systems
          Corporation

99.2      Form of Stock Purchase Warrant dated
          November 9, 1997, issued to certain
          stockholders of Medicus Systems
          Corporation (included as Appendix A
          to Exhibit (a)).

99.3      Form of Irrevocable Proxy dated
          November 9, 1997 from certain stock-
          holders of Medicus Systems Corporation
          appointing QuadraMed as attorney and
          proxy with respect to shares of Medicus
          Systems Corporation Common Stock sold
          to QuadraMed Corporation (included as
          Appendix B to Exhibit (a)).

99.4      Form of Promissory Note dated November
          10, 1997 entered into by QuadraMed
          Corporation, as payor and William G.
          Brown, as payee.

99.5      Agreement and Plan of Reorganization
          dated as of November 9, 1997 by and
          among QuadraMed Corporation and
          Medicus Systems Corporation.

99.6      Irrevocable Proxy dated November 9,
          1997 from Patrick Sommers, as an
          option holder or Medicus Systems
          Corporation, appointing QuadraMed
          as attorney and proxy with respect
          to certain shares of Medicus Common
          Stock.

99.7      Irrevocable Proxy dated November 9,
          1997 from Richard Jelinek as an option
          holder of Medicus Systems Corporation,
          appointing QuadraMed as attorney and
          proxy with respect to certain shares
          of Medicus Common Stock.